May 1, 2026

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, Texas 75244

Re: Expense Cap Letter – Select Funds

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware statutory trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). This Agreement pertains only to the series of the Trust that are listed on Schedule A (each, a “Fund” and together, the “Funds”), and the respective classes (each, a “Class” and collectively, the “Classes”), which is attached hereto and is part of this Agreement. For the Classes of each Fund listed on Schedule A, this Agreement amends and supersedes the Expense Cap and Reimbursement Arrangement letter agreement with you dated May 1, 2025, on behalf of each Class of the Funds;.

You hereby agree to reimburse, during the period from May 1, 2026 to April 30, 2027 (“Limitation Period”), operating expenses of the Fund, without regard to any expense reductions realized through use of directed brokerage, (and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses in connection with the short sales of securities) (“Operating Expenses”) which exceed, in the aggregate, the rate per annum of a Class’s average daily net assets set forth on Schedule A for the Fund (“Expense Limitation”).

Each Class of the Fund in turn agrees to repay you out of assets belonging to that Class of the Fund for any Operating Expenses of the Class in excess of the Expense Limitation reimbursed by you for the Fund during the Limitation Period, provided that you would not be entitled to repayment for any amount that would cause Operating Expenses to exceed the Expense Limitation in place on the date on which (1) you reimbursed the Operating Expenses, or (2) the repayment would be made, whichever is lower, and provided further that no amount will be repaid by a Class of the Fund more than three years after the year in which it was reimbursed by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s directors, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the 1940 Act or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Funds, and their Classes, listed on Schedule A
Name:	Brandon Pizzurro
Title:	President

The foregoing agreement is hereby accepted as of May 1, 2026.[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC
Name:	Erin Wynne
Title:	Treasurer

1 Original agreement dated June 1, 2015, for the Institutional Class of the IEIF and amended and restated as of May 1, 2017, May 1, 2018, September 30, 2018, May 1, 2020 and May 1, 2021. Original agreement dated May 1, 2021, for the SAF.

Amended and restated May 1, 2022.

Amended and restated May 1, 2023.

Amended and restated May 1, 2024 (supersedes original agreement dated August 31, 2022, for each Class of the Value Equity Index Fund and Growth Equity Index Fund and original agreement dated January 27, 2023, for each Class of the Impact Bond Fund and the Investor Class of the Impact Equity Fund).

Amended and restated May 1, 2025.

Amended and restated May 1, 2026.

SCHEDULE A

Fund	Annual Expense Limitation Investor Class	Annual Expense Limitation Institutional Class

Strategic Alternatives Fund	1.57%	1.32%

Impact Bond Fund	0.72%	0.47%

Value Equity Index Fund	0.50%	0.25%

Growth Equity Index Fund	0.50%	0.25%

International Equity Index Fund	0.50%	N/A

Emerging Markets Equity Fund	1.28%	1.03%